Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

March 31, 2023

We have served as the Company's auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents (note 3)	$49,945	$11,202
Short term deposits (note 4)	299	10,004
Marketable securities	-	62,924
Prepaid expenses and other receivables (note 5)	2,086	2,312
Total Current Assets	52,330	86,442

Non-Current Assets
Property and equipment, net (note 6)	9,875	2,530
Other assets (notes 7 & 9)	5,437	6,174
Total Non-Current Assets	15,312	8,704
TOTAL ASSETS	$67,642	$95,146

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable trade (note 14)	$1,948	$878
Accrued expenses and other liabilities (note 8)	4,659	3,840
Total Current Liabilities	6,607	4,718

Non-Current Liabilities
Other long-term Liabilities (note 9)	4,194	5,389
Total Non-Current Liabilities	4,194	5,389

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	10,801	10,107

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2022 and 2021; Issued and outstanding: 18,421,852 and 18,331,507 as of December 31, 2022 and 2021, respectively;	2,117	2,107
Additional paid in capital	136,648	133,796
Foreign currency translation reserve	1,101	1,101
Accumulated deficit	(83,025)	(51,965)
TOTAL SHAREHOLDERS' EQUITY	56,841	85,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$67,642	$95,146

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 16a)	18,693	12,881	6,086
General and administrative expenses (note 16b)	7,104	6,407	3,699
	25,797	19,288	9,785

Operating (loss)	(25,797)	(19,288)	(9,785)

Other income (expenses), net (note 16c)	(5,263)	4,820	(2,039)

Net (loss)	$(31,060)	$(14,468)	$(11,824)

Other comprehensive gain
Exchange differences arising from translating financial statements from functional to presentation currency	-	124	2,277
Total other comprehensive gain	-	124	2,277
Total comprehensive (loss)	$(31,060)	$(14,344)	$(9,547)

Basic & diluted (loss) per share	$(1.69)	$(0.81)	$(0.90)
Weighted average number of shares outstanding	18,394,886	17,859,713	13,169,208

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares
	Number of shares	Share capital	Additional paid in capital	Currency translation reserve	Accumulated deficit	Total

JANUARY 1, 2020	10,334,126	1,151	37,104	(1,300)	(25,673)	11,282

Issuance of shares and warrants for cash consideration of $26,968 net of $2,501 issuance costs	3,286,416	382	24,085			24,467
Exercise of options	37,746	4	97			101
Exercise of warrants	929,646	109	8,405			8,514
Stock based compensation	-		670			670
Other comprehensive loss	-			2,277		2,277
Net loss	-		-		(11,824)	(11,824)

DECEMBER 31, 2020	14,587,934	1,646	70,361	977	(37,497)	35,487

Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	52,822			53,174
Exercise of options	39,131	5	101			106
Exercise of warrants	855,813	104	7,598			7,702
Stock based compensation			2,914			2,914
Other comprehensive loss				124		124
Net loss			-		(14,468)	(14,468)

DECEMBER 31, 2021	18,331,507	2,107	133,796	1,101	(51,965)	85,039

Exercise of options	22,875	3	147			150
Exercise of warrants	-
Restricted stock units vested	67,470	7	(7)			-
Stock based compensation	-		2,712			2,712
Net loss	-				(31,060)	(31,060)

DECEMBER 31, 2022	18,421,852	$2,117	$136,648	$1,101	$(83,025)	$56,841

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(31,060)	$(14,468)	$(11,824)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	777	546	286
Loss (income) on marketable securities and short-term bank deposits	1,983	(5,590)	-
Non-cash operating lease expenses	831	413	167
Share-based compensation	2,712	2,914	670
Changes in operating asset and liability items:
(Increase) decrease in prepaid expenses and other receivables	278	(1,249)	1,823
Increase in accounts payable trade	1,168	442	36
(Decrease) increase in accrued expenses and other liabilities	684	(466)	(2,022)
Operating lease liabilities	(1,326)	(84)	(143)
Net cash used in operating activities	(23,953)	(17,542)	(11,007)

Cash flows from investing activities
Purchase of property and equipment	(8,122)	(1,625)	(1,019)
(Release) investment in short-term bank deposits, net	9,705	20,030	(19,958)
Purchases of marketable securities	(1,608)	(104,417)	-
Proceeds from sale of marketable securities	62,549	47,604	-
Net cash provided by (used in) investing activities	62,524	(38,408)	(20,977)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	-	53,174	24,467
Proceeds from exercise of warrants	-	7,702	8,514
Proceeds from exercise of options	150	106	101
Net cash provided by financing activities	150	60,982	33,082

Increase (decrease) in cash, cash equivalents and restricted cash	38,721	5,032	1,098
Cash, cash equivalents and restricted cash - beginning of year	11,636	7,012	5,524
Exchange rate differences on cash, cash equivalents and restricted cash	-	(408)	390
Cash, cash equivalents and restricted cash - end of year	$50,357	$11,636	$7,012
Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$666	$39	$160

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include solid tumors, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of December 31, 2022, had an accumulated deficit of $83.2 million.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms.

The ability of the Company to transition to profitability in the longer term is dependent on a combination of factors, including (i) successfully obtaining additional financing discussed above; (ii) the Company’s ability to successfully begin marketing of its product candidates or complete revenue-generating partnerships with other companies; (iii) the success of its research and development; (iv) the impact of competition from other biotechnology and pharmaceutical companies that may develop competitive therapies; and (v) regulatory approval and market acceptance of the Company’s product candidates.

The Company's management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company's product candidates for at least twelve months from the filing of these financial statements with the U.S. Securities and Exchange Commission. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

c.	Approval of financial statements

These financial statements were approved by the Board on March 31, 2023.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company and Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly-owned subsidiaries incorporated in Israel and Enlivex Theraputics Inc. its wholly-owned subsidiary incorporated in the State of Delaware.

All intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, it also requires that management exercise its judgment in applying the Company’s accounting policies. The Company's management believes that the estimates, judgments and assumptions used were reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts in the statements of operations during each reporting period. Actual results could differ materially from those estimates.

Functional currency and translation to the reporting currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

The functional currency of Enlivex Therapeutics R&D Ltd. was the New Israeli Shekel (“NIS”) until September 30, 2021. The Company reassessed the functional currency and determined that the factors supported the U.S. dollar as the functional currency prospectively from September 30, 2021. Significant elements in the decision to effect the functional currency change involved (i) a change in the Company’s business strategy resulting from a planned initiation of oncology clinical trials (ii) the newly-developed frozen formulation of Allocetra, which removed the constraints of short shelf life and storage of the liquid formulation and enabled the conduct of clinical trials outside of Israel. Additionally, the Company’s sources of financing are the U.S. capital markets and U.S. dollar-denominated government grants from the State of Israel, and all of the Company’s budgeting and planning are conducted solely in U.S. dollars, all of which contributed to the decision to change the Company’s functional currency. Monetary assets and liabilities denominated in foreign currencies were translated into U.S. dollars using exchange rates in effect at the balance sheet date. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

The following table presents data regarding U.S. dollar exchange rates:

	2022	2021	2020

At December 31, 1 U.S. $ =	NIS 3.519	NIS 3.110	NIS 3.215
Increase (decrease) during the year	13.15%	(3.27)%	(6.97)%

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

Restricted cash

Amounts included in restricted cash are held in interest bearing saving accounts and represent cash amounts required to be set aside by a contractual agreement for the rental of the Company's premises and for credit cards and cash amounts required to be set aside by other contractual agreements.

Marketable securities

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company invests its excess cash primarily in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net (loss) gain recognized on equity securities for the years ended December 31, 2022, 2021 and 2020 were $(1,983) thousand, $5,590 thousand and $0.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33.33
Office furniture and equipment	7
Leasehold improvements	16.67
Laboratory equipment	15-30

Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 requires three steps to identify, recognize and measure the impairment of a long-lived asset (asset group) to be held and used:

Step 1 - consider whether indicators of impairment are present;

Step 2 - if indicators of impairment are present, perform a recoverability test comparing the sum of the estimated undiscounted cash flows attributable to the long-lived asset or asset group in question to the carrying amount of the long-lived asset or asset group; and

Step 3 - if the undiscounted cash flows used in the recoverability test are less than the carrying amount of the long-lived asset (asset group), estimate the fair value of the long-lived asset or asset group and recognize an impairment loss when the carrying amount of the long-lived asset or asset group exceeds the estimated fair value. During the years 2022, 2021, and 2020, no impairment losses were identified.

Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our consolidated balance sheets.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because the Company’s leases do not provide an implicit interest rate, the Company, with input from a third-party appraiser, uses its estimated incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company's lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

Employee benefits

The Company is required by Israeli law to make severance payments to Israeli employees upon their dismissal or termination of employment in certain circumstances. The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The fund assets are not included in the Company’s consolidated balance sheets. The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan.

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

Revenue recognition

The Company has not yet generated any revenue from product sales or otherwise.

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2022, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Grants received from Israel Innovation Authority, Ministry of Industry, Trade and Labor (the “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. Clinical trial expenses are charged to research and development expense as incurred. The Company’s objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made, the payments are recorded as assets, which are expensed as services are rendered.

Preclinical and clinical trial accruals

The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on the facts and circumstances known at that time. Accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by contract research organizations, clinical trial sites and other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. If possible, the Company obtains information regarding unbilled services directly from these service providers. However, the Company may be required to estimate these services based on other available information. If the Company underestimates or overestimates the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, estimated accrued liabilities have approximated actual expense incurred.

General and administrative

General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead, such as facilities and equipment rent and maintenance, insurance costs allocated to general and administrative expenses, costs of patent applications, maintenance, depreciation expense, marketing costs, and other miscellaneous expenses which are allocated to general and administrative expense.

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $536 thousand, $373 thousand and $374 thousand for the years ended December 31, 2022, 2021 and 2020, respectively, related to patent costs.

Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes”, which requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2022, the Company recorded a liability of $705 thousand for uncertain tax positions. The Company does not expect that the amount of uncertain tax positions will change within the next year.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loss per share

Basic loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding restricted stock units, options and warrants in the years 2022, 2021 and 2020 have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all years presented. For the years ended December 31, 2022, 2021 and 2020, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 2,902,423, 2,910,491 and 3,526,214, respectively. The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

(in thousands except share and per share data)	Year ended December 31,
Basic and diluted (loss) per share:	2022	2021	2020
(Loss) from continuing operations	$(31,060)	$(14,468)	$(11,824)

	$(31,060)	$(14,468)	$(11,824)

Number of common shares at the beginning of the year	18,331,507	14,587,934	10,334,126
Weighted average number of shares issued for cash	-	2,485,245	2,603,763
Weighted average number of stock options exercised	13,015	16,715	21,749
Weighted average number of restricted stock units vested	50,364	-	-
Weighted average number of warrants exercised	-	769,819	209,570
Number of shares used in per share computation	18,394,886	17,859,713	13,169,208

Basic and diluted net (loss) per share	$(1.69)	$(0.81)	$(0.90)

Concentrations of credit risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and bank deposits.

Cash and cash equivalents, restricted cash and deposits are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2022.

Fair value of financial instruments

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”),the guidance defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, deposits, marketable securities, accounts receivable, accounts payable, accrued liabilities, and lease liability. Fair value estimates of these instruments are made at each reporting period end based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes that the fair value of the lease liability approximates its carrying value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Comprehensive income (loss)

Comprehensive loss is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements.

The Company’s other comprehensive income for the years ended December 31, 2021 and 2020 was composed of gains resulting from translating financial statements in currencies other than the U.S. dollar into U.S. dollars.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

Recently Adopted Accounting Standards

From time to time, the Financial Accounting Standards Board (the “FASB”) or other standard-setting bodies issue accounting standards that are adopted by the Company as of the specified effective date.

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which addresses issues identified as a result of the complexities associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. This update addresses, among other things, the number of accounting models for convertible debt instruments and convertible preferred stock, targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance and amendments to the guidance for the derivatives scope exception for contracts in an entity’s own equity, as well as the related EPS guidance. This update applies to all entities that issue convertible instruments and/or contracts in an entity’s own equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40); Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, a consensus of the FASB Emerging Issues Task Force (“ASU 2021-04”), which aims to clarify and reduce diversity in issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. This update applies to all entities that issue freestanding written call options that are classified in equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2021-04 did not have a material impact on the Company’s consolidated financial statements and disclosures.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2022	2021

Cash held in banks	$2,123	$1,199
Bank deposits in U.S.$ with original maturities of three months or less (annual average interest rates 3.95% and 0.1%)	47,822	10,003
Total cash and cash equivalents	49,945	11,202
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	299	321
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$50,357	$11,636

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2022	2021

Bank deposits in U.S.$ (annual average interest rates 0.3% and 0.6%)	$299	$10,004

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2022	2021

Prepaid expenses	$1,439	$1,112
Tax authorities	522	1,073
Others	125	127
	$2,086	$2,312

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2022	2021

Cost:
Laboratory equipment	$2,851	$1,891
Computers	276	256
Office furniture & equipment	249	192
Leasehold improvements	8,606	1,521
Total cost	11,982	3,860
Accumulated depreciation:
Laboratory equipment	1,432	960
Computers	203	138
Office furniture & equipment	28	15
Leasehold improvements	444	217
Total accumulated depreciation	2,107	1,330
Depreciated cost	$9,875	$2,530

For the years ended December 31, 2022, 2021 and 2020, depreciation expenses were $777 thousand, $546 thousand and $286 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER ASSETS

	December 31,
(in thousands)	2022	2021

Restricted cash	$299	$321
Long Term Deposit	8	3
Long-term prepaid expenses	105	161
Right-of-Use assets, net	5,025	5,689
	$5,437	$6,174

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2022	2021

Vacation, convalescence and employees' bonus accruals	$759	$1,068
Employees and payroll related	539	519
Short term operating lease liabilities	653	617
Accrued expenses and other	2,708	1,636
	$4,659	$3,840

NOTE 9 – LEASES

The Company determines if a contract contains a lease at inception and recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As the Company's leases do not provide an implicit rate, management develops incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. Lease expenses are recognized on a straight-line basis over the lease term.

The Company's operating leases are as follows:

In September 2019, the Company entered into a 24 month lease agreement for approximately 55 square meters of office and research lab space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. The Company exercised an extension option under this lease and extended the term of the lease by an additional 24 months, which commenced on September 1, 2021.

In July 2018, the Company entered into a lease agreement for offices, laboratory and parking spaces at the Science Park in Nes Ziona, Israel for approximately 420 square meters of space. The lease for this space expires on August 31, 2023 at which time the Company may extend the lease for an additional 60-month period.

In October 2020, the Company entered into an additional lease agreement for approximately 421 square meters of space in Nes Ziona, Israel. The lease for this space expires on September 30, 2025 at which time the Company may extend the lease for an additional 33-month period.

On July 29, 2021, the Company entered into an amendment to its lease agreement in Nes Ziona, which added an additional 455 square meters of office space to the existing leased space. The lease for the additional 455 square meters is for a period of 63 months, which commenced on August 1, 2021. The lease expires on October 31, 2026 with an option to extend the lease for an additional 22 months.

Upon entering into the Jerusalem and the Nes Ziona lease agreements, and the amendment to the Nes Ziona lease agreement, the Company was not reasonably certain that it would exercise the extension options contained therein and therefore did not include the options in the determination of the total lease terms of the leases for accounting purposes.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space for the purpose of manufacturing AllocetraTM to support ongoing clinical trials in Yavne Israel, for a period of 60 months that commenced on September 19, 2021. The Company completed construction on the manufacturing plant in the fourth quarter of 2022. The lease expires on September 18, 2026 with options for two successive 60-month extensions. Upon entering into the plant space lease agreement, the Company estimated that it would exercise the first extension option and therefore included one option term in the determination of the total lease term for accounting purposes. In September 2022, the Company's management decided to postpone the use of the manufacturing plant for an approximate period of three years and to offer lease and supporting services of the leased space to potential clients during this three-year period. The Company’s initial estimation regarding the exercise of the first extension option has not changed.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 the Company was a party to seven vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2022	2021	2020

The components of lease expense were as follows:
Operating leases expenses	$1,037	$698	$243

Cash flow information related to operating leases:
Cash used in operating activities	$875	$449	$223

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$179	$5,446	$398

	December 31,
(in thousands)	2022	2021
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,445	$6,329
Accumulated amortization	1,420	640
Operating lease Right-of-Use assets, net	$5,025	$5,689
Lease liabilities – current - Accounts payable and accrued liabilities	$653	$617
Lease liabilities – noncurrent	4,194	5,389
Total operating lease liabilities	$4,847	$6,006
Weighted average remaining lease term in years	7.6	8.6
Weighted average annual discount rate	3.4%	3.6%

Maturities of undiscounted operating lease liabilities as of December 31, 2022, were as follows:

(in thousands)

2023	$788
2024	681
2025	703
2026	607
2027 and onwards	2,752
Total undiscounted lease liability	5,531
Less: Imputed interest	(684)
Present value of lease liabilities	$4,847

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the IIA), computed on the basis of proceeds from the sale or license of products for development supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest at a LIBOR-based rate.

The aggregate contingent obligation payable by the Company to the State of Israel as of December 31, 2022 was approximately $9.2 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest as of December 31, 2022. As of December 31, 2022, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve an expenditure of $4.8 million for its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period that commenced January 1, 2022 and ended December 31, 2022 (the “2022 Sepsis Grant Application”). In May 2022 The IIA approved the 2022 Sepsis Grant Application of $1 million, for expenses associated with the ongoing sepsis clinical Phase II trial.

In January 2021, the Company submitted a new grant application to the IIA for reimbursement by the IIA of certain expenses associated with its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis for a period commencing January 1, 2021 and ending December 31, 2021 (the “2021 Sepsis Grant Application”). In May 2021 the IIA approved the 2021 Sepsis Grant Application in the total amount of $1.2 million.

b)	Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman's board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2022, no termination liability was accrued or paid.

On November 4, 2021 the Company and the Executive Chairman entered into an amendment to the agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years following consummation of a commercial transaction involving the Company or sale of the Company, in each case as defined in the amendment. In the case of a Commercial Transaction, the fee with respect to such commercial transaction would become payable only once the aggregate consideration actually received by the Company in respect of such commercial transaction is equal to or greater than $20 million.

c)	Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2022 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

a)	Ordinary shares confer upon their holders the right to participate and vote in general shareholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

b)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company has agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement. The Company capitalized legal, accounting and other third-party fees that are directly associated with the offering of $137 as of December 31, 2022 as current deferred costs.

c)	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “February 2021 Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “February 2021 Offering”) of an aggregate of 2,296,107 Ordinary Shares, together with an option granted to Wainwright to purchase up to 344,416 additional Ordinary Shares. The Ordinary Shares were offered to the public at a price of $20 per share.

The February 2021 Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 Ordinary Shares to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share, as set forth in the February 2021 Underwriting Agreement.

On February 17, 2021, Wainwright exercised in part its option to purchase additional Ordinary Shares and purchased 268,205 Ordinary Shares at a price, including the underwriting discount but before other associated fees, of $18.60 per share, as set forth in the February 2021 Underwriting Agreement.

In accordance with the February 2021 Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the February 2021 Offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the February 2021 Offering. In addition, the Company issued to Wainwright 179,501 warrants to purchase Ordinary Shares of the Company. The Company has also paid Wainwright approximately $126,000 for various expenses.

The net proceeds from the February 2021 Offering were $47,023 thousand after deducting Wainwright’s fees and other expenses relating to the February 2021 Offering.

d)	On October 22, 2020, the Company entered into an at the market offering agreement (the “Former ATM Agreement”), with Wainwright pursuant to which the Company was able, from time to time and at the Company’s option, to issue and sell Ordinary Shares having an aggregate offering price of up to $25 million through Wainwright as sales agent, subject to certain terms and conditions. The Company terminated the Former ATM Agreement on December 19, 2022. Between February 5, 2021 and February 9, 2021, the Company received gross proceeds of $6,339,000 from the sale of 284,317 Ordinary Shares under the Former ATM Agreement at an average gross price per share of $22.29. Issuance expenses totaled $192 thousand.

The Company sold an aggregate of 476,983 Ordinary Shares under the Former ATM Agreement, resulting in a gross aggregate offering price of $8,557,000 at a gross average price per share of $17.94.

e)	On March 5, 2020, the Company completed a registered offering pursuant to which certain investors purchased 2,093,750 Ordinary Shares and 2,093,750 warrants to purchase Ordinary Shares at a combined offering price of $8 per ordinary share and associated warrant. Net proceeds from this offering were $15,238 thousand after deducting offering expenses. In conjunction with this offering, the Company also issued to the placement agent warrants to purchase up to 146,563 Ordinary Shares of the Company.

f)	On February 26, 2020, the Company completed a registered offering of Ordinary Shares pursuant to which certain investors purchased 1,000,000 Ordinary Shares at a price of $8 per share. Net proceeds from this offering were approximately $7,218 thousand after deducting offering expenses. In conjunction with this offering, the Company issued to the placement agent warrants to purchase up to 70,000 Ordinary Shares.

g)	Each of the Company's warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

The following table contains additional information concerning warrants activity for the years 2022 and 2021:

	For the year ended December 31,
	2022		2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at beginning of the year	704,355	$13.18	1,407,683	$12.33
Issued	-	$-	179,501	$25.00
Forfeited and expired	(502,104)	$9.09	(27,016)	$180.00
Exercised	-	$-	(855,813)	$9.00
Outstanding and exercisable at year-end	202,251	$23.31	704,355	$13.18

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2022:

Exercise Price	Number of warrants Outstanding	Remaining Contractual Life (in years)
$10	22,750	2.15
$25	179,501	3.11
	202,251

NOTE 12 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

In June 2019, the Company adopted the Global Share Incentive Plan (2019) (the “2019 Plan”). On May 28, 2021, the Board approved an increase in the number of Ordinary Shares authorized for issuance under the 2019 Plan to employees, directors and consultants from 2,350,704 to 4,150,704, of which 635,594 shares were available for future grant as of December 31, 2022.

Options granted under the 2019 Plan generally expire after ten years from the date of grant. Upon termination of the holder’s employment or other relationship with the Company, restricted shares/options cease vesting, unvested shares/options forfeit. Underlying shares that are canceled or not exercised or forfeited become available for future grant.

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2022	2021	2020
Weighted Average Risk-free interest rate	3.41%	0.82%	0.46%
Dividend yield	-	-	-
Weighted Average Volatility factor	91.62%	91.57%	76.32%
Weighted Average Expected life of the options	5	5	6

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,142,547	$6.02	1,884,420	$5.52	1,625,042	$5.72
Granted	860,492	$5.49	345,500	$12.14	360,500	$4.46
Forfeited and expired	(40,730)	$6.42	(48,242)	$33.11	(63,376)	$6.26
Exercised	(22,875)	$6.49	(39,131)	$2.89	(37,746)	$2.69
Outstanding at end of the year	2,939,434	$5.85	2,142,547	$6.02	1,884,420	$5.52
Exercisable at end of the year	1,953,429	$5.55	1,613,465	$4.90	1,283,193	$5.15

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	529,082	$8.69	601,227	$5.93	526,351	$7.03
Granted	860,492	$5.49	345,500	$12.14	360,500	$3.86
Vested during the year	(370,839)	$7.14	(385,798)	$7.39	(249,965)	$6.07
Forfeited during the year	(32,730)	$6.43	(31,847)	$6.75	(35,659)	$6.24
Balance at end of the year	986,005	$6.46	529,082	$8.69	601,227	$5.93

The weighted-average fair values at grant date of options granted during the years ended December 31, 2022, 2021 and 2020 were $5.49, $6.23 and $2.93 respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2022 was $2,746, which is expected to be recognized over a weighted average period of 1.61 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2022:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	2.42	$811	649,883
$3.66	250,000	7.34	69	222,222
$4.68	52,250	7.25	-	27,375
$5.34	216,200	9.25	-	-
$5.34	445,792	9.88	-	69,264
$5.96	150,000	9.88		-
$6.22	634,177	4.5	-	634,177
$8.19	150,000	6.88	-	112,500
$8.23	20,000	8.88	-	5,000
$8.30	3,750	8.6	-	3,750
$9.02	40,500	7.88	-	20,250
$10.12	12,126	5.93	-	12,126
$12.21	1,816	6.24	-	1,816
$12.23	250,000	8.41	-	152,778
$14.00	60,500	8.32	-	40,333
$21.40	1,940	6.57	-	1,455
$90.16	500	1.92	-	500
	2,939,434		$880	1,953,429

The total intrinsic value of options exercised during 2022 was $0.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2022		2021
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	229,331	$10.08	-	$-
Granted	-	$-	236,706	$10.22
Vested	(67,458)	$9.91	-	$-
Forfeited	(4,313)	$14.67	(7,375)	$14.67
Nonvested at end of period	157,560	$10.02	229,331	$10.08

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). During the years ended December 31, 2022 and 2021, the Company recognized $744 thousand and $1,024, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2022 was $516 thousand, which is expected to be recognized over a weighted average period of 1.16 years.

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2022	2021	2020
Research & development	$876	$1,210	$401
General & administrative	1,836	1,704	269
Total	$2,712	$2,914	$670

NOTE 13 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.

b.	The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2017 are deemed to be final.

c.	The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles, therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

The Parent has loss carry-forwards amounting to approximately $42 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019, upon consummation of which Enlivex Therapeutics R&D Ltd. became a wholly owned subsidiary of the Company, and the Company changed its name from Bioblast Pharma Ltd. to Enlivex Therapeutics Ltd. As of December 31, 2022, the Parent had additional losses carry-forward amounting to approximately $14.5 million, deductible from future taxable income.

As of December 31, 2022, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had losses carry-forward amounting to approximately $46 and $0.5 million, respectively, deductible from future taxable income.

These losses carry-forward have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2022	2021	2020
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2022	2021	2020
Statutory tax rate	23%	23%	23%
Permanent differences	(4)%	7%	5%
Change in valuation allowance	(19)%	(30)%	(28)%
Effective tax rate	-	-	-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2022, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

Components of the Company's deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2022	2021
Tax assets in respect of:
Accrued employees' and directors' compensation	$213	$308
Stock based compensation	1,365	746
Research and development expenses	3,486	2,527
Fixed assets	185	-
Net loss carryforward	23,693	22,444
Total deferred tax assets	28,942	26,025
Less - valuation allowance	(28,942)	(26,025)
Deferred tax assets	$-	$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party’s balances and transactions excluding compensation of members of management and the Board, were as follows:

a)	Reported in the accompanying consolidated balance sheets -

(in thousands)	December 31,
	2022	2021

Current Liabilities - Accounts payable trade	$113	$275
Current Liabilities - Accrued expenses	$99	$115

b)	Related parties' transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients' study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination. In consideration for the executive officer's fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Total Research and development expenses related to this agreement and included in the Company's consolidated statement of operations for the years ended December 31, 2022, 2021 and 2020 were $1,322 thousand, $1,331 thousand and $522 thousand.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2022 and 2021:

	December 31, 2022
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$49,945	$49,945	$-	$-
Short term deposits	299	299	-	-
Restricted cash	412	412	-	-
Total financial assets	$50,656	$50,656	$-	$-

	December 31, 2021
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,202	$11,202	$-	$-
Short term deposits	10,004	10,004	-	-
Marketable securities	62,924	62,924	-	-
Restricted cash	434	434	-	-
Total financial assets	$84,564	$84,564	$-	$-

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2022	2021	2020
Payroll and related expenses	$6,371	$5,054	$3,183
Research and development services	8,264	4,557	2,438
Materials	2,044	1,505	612
Share Based Compensation	876	1,210	401
Depreciation	740	546	273
Other	1,605	1,029	394
	19,900	13,901	7,301
Israel Innovation Authority participation in research and development costs and royalties payable	(1,207)	(1,020)	(1,215)
	$ 18,693,	$12,881	$6,086

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2022	2021	2020
Payroll expenses	$1,289	$1,138	$737
Compensation to directors	681	1,168	862
Professional fees	1,294	1,080	995
Office maintenance and office expenses	402	167	97
Insurance	895	783	486
Share Based Compensation	1,836	1,704	269
Other	707	367	253
	$7,104	$6,407	$3,699

c.	Other income (expenses), net

	Year ended December 31,
(in thousands)	2022	2021	2020
Interest income	$835	$120	$225
(Loss) income related to marketable securities	(1,983)	5,590	-
Exchange differences, net	(4,101)	(562)	(2,258)
Bank commissions and other expenses	(14)	(328)	(6)
	$(5,263)	$4,820	$(2,039)

NOTE 17 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

1.	In February 2023, the Board approved the payment of bonuses for 2022 in the following manner: (i) up to an aggregate of $410,000, representing 5% of the aggregate 2022 base salaries, will be paid in cash, and (ii)and an aggregate of $616,000, representing 7.5% of the aggregate 2022 base salaries, will be paid in either cash or via a formula that converts the cash bonus to restricted stock units, to be determined by the Board 75 days prior to the annual general meeting of shareholders of the Company to be held in 2023, based on the Company’s cash balance and the market conditions at such time. The Company accrued for the $410,000 cash bonus as of December 31, 2022.

2.	In February 2023 the Board approved an increase in the number of shares reserved for issuance under the 2019 Plan by 878,000 Ordinary Shares.

3.	During the first quarter of 2023 the Company issued 110,115 Ordinary Shares under the ATM Agreement, see Note 11(b) above for further information on the ATM Agreement.